UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2003

Barclays PLC and
Barclays Bank PLC

(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

SIGNATURES
Notification of directors’ interests: Companies Act 1985 s.329
AGM Special Resolution
Notification of directors’ interests: Companies Act 1985 s.329
SHARE REPURCHASE — 9 May 2003
Notification of directors’ interests: Companies Act 1985 s.329
SHARE REPURCHASE — 13 May 2003
SEMINAR ON BARCLAYS GLOBAL INVESTORS AND BARCLAYS CAPITAL
Notification of directors’ interests: Companies Act 1985 s.329
SHARE REPURCHASE — 21 May 2003
SHARE REPURCHASE — 22 May 2003

Signatures
Notification of directors’ interests: Companies Act 1985 s.329
AGM Special Resolution
Notification of directors’ interests: Companies Act 1985 s.329
Share repurchase
Notification of directors’ interests: Companies Act 1985 s.329
Share repurchase
Seminar on Barclays Global Investors and Barclays Capital
Notification of directors’ interests: Companies Act 1985 s.329
Share repurchase
Share repurchase

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: June 2, 2003	By:	/s/ Simon Pordage Simon Pordage Assistant Secretary

BARCLAYS BANK PLC (Registrant)

Date: June 2, 2003	By:	/s/ Simon Pordage Simon Pordage Assistant Secretary

6 May 2003

Notification of directors’ interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the Company on 6 May 2003 that it had on 30 April 2003 exercised its discretion and released 25,100 ordinary shares in Barclays PLC to a participant in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 81,446,140 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

7 May 2003

Barclays Bank PLC

Documents available for inspection at the Document Viewing Facility

Barclays Bank PLC announces that the Special Resolution passed at the 2003 Annual General Meeting has today been submitted to the United Kingdom Listing Authority for publication through the Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel. No: 020 7676 1000

7 May 2003

Notification of directors’ interests: Companies Act 1985 s.329

The trustee of the Barclays Group Share Incentive Plan (“the SIP”) informed the Company on 7 May 2003 that on 7 May 2003 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 425p per share:

Director	Number of Shares

Mr C J Lendrum	29
Mr J S Varley	29

The revised total shareholding for each director following these transactions, is as follows:

Director	Beneficial Holding	Non Beneficial Holding

Mr C J Lendrum	220,196	—
Mr J S Varley	303,532	—

In addition to the interests shown above, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 81,446,140 ordinary shares in Barclays PLC. Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, together with other directors and senior executives, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 9 May 2003 it purchased for cancellation 480,000 of its Ordinary shares at a price of 409.78 pence per share.

12 May 2003

Notification of directors’ interests: Companies Act 1985 s.329

The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “trust”) notified the Company on 12 May 2003 that it had on 6 May 2003 exercised its discretion and released 6,040 ordinary shares in Barclays PLC to a participant in the Executive Share Award Scheme (“ESAS”) and that it had on 7 May 2003 exercised its discretion and released 19,659 ordinary shares in Barclays PLC to a participant in the Executive Share Award Scheme (“ESAS”). None of these shares were released to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 81,420,441 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 13 May 2003 it purchased for cancellation 1,230,000 of its Ordinary shares at a price of 405.2818 pence per share.

14th May 2003

BARCLAYS PLC
SEMINAR ON BARCLAYS GLOBAL INVESTORS AND BARCLAYS CAPITAL

Barclays PLC is today holding one of its regular business briefings during which it will outline its strategy for Barclays Global Investors (BGI) and provide an update on its Barclays Capital business.

The presentations will commence at 9.30am and are also available via a live webcast on the Barclays website at: http://www.investorrelations.barclays.co.uk. An archived version of the presentations will be available on the website later this afternoon.

ENDS

For further information contact:

Investor Relations:		Media enquiries:
Cathy Turner	020 7699 3638	John Anderson	020 7773 7371
Sarah Sparke	020 7699 2536

19 May 2003

Notification of directors’ interests: Companies Act 1985 s.329

1.	The independent trustee of the Barclays Group (ESAS) Trust (the “ESAS trust”) notified the Company on 19 May 2003 that it had on 13 May 2003 purchased a total of 580,993 ordinary shares in Barclays PLC at a price of 406.74p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

2.	The independent trustee of the Barclays Group (ESAS) Employees’ Benefit Trust, (the “ESAS trust”) notified the Company on 19 May 2003 that it had on 16 May 2003 exercised its discretion and released 27,141 ordinary shares in Barclays PLC to a participant in the Executive Share Award Scheme (“ESAS”). The participant to whom shares were released is not a director of Barclays PLC.

3.	The independent trustee of the Barclays Group (ESAS) Supplementary Trust (the “ESAS Supplementary trust”) notified the Company on 19 May 2003 that it had on 13 May 2003 purchased a total of 35,683 ordinary shares in Barclays PLC at a price of 406.74p per share. None of the shares purchased were in respect of an award made to a director of Barclays PLC.

Following these transactions, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 82,009,976 ordinary shares in Barclays PLC. Sir Peter Middleton, Mr M W Barrett, Mr C J Lendrum and Mr J S Varley, directors of Barclays PLC, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.

4.	The trustee of the Barclays Group Share Incentive Plan (“the SIP”) informed the Company on 16 May 2003 that on 15 May 2003 it had purchased, and now held as bare trustee, ordinary shares in the capital of Barclays PLC as dividend shares under the SIP for the following directors at a price of 413.50p per share. The number of shares received by each director, together with their total beneficial interests following the purchase are as follows:

Director	No. of shares received	Beneficial interests

C J Lendrum	9	220,207
J S Varley	9	303,543

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 21 May 2003 it purchased for cancellation 680,312 of its Ordinary shares at a price of 415.15 pence per share.

Barclays PLC

SHARE REPURCHASE

Barclays PLC announces that on 22 May 2003 it purchased for cancellation 300,000 of its Ordinary shares at a price of 409.83 pence per share.